Skadden, Arps, Slate, Meagher & Flom llp

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DIRECT DIAL (650) 470-4540 DIRECT FAX (213) 621-5234 EMAIL ADDRESS Gregg.Noel@SKADDEN.COM	Palo Alto, California 94301 ________ TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com

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March 11, 2021

VIA EDGAR Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE: Waldencast Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1 Filed March 1, 2021

Amendment No. 2 to Registration Statement on Form S-1 Filed March 8, 2021

File No. 333-253370

Ladies and Gentlemen:

This letter sets forth the response of Waldencast Acquisition Corp. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated March 10, 2021, with respect to the above referenced amended Registration Statements on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

March 11, 2021

Amendment No. 1 to Registration Statement on Form S-1 Filed March 1, 2021

Management

Conflicts of Interest, page 108

Staff’s Comment: Here and elsewhere in your filing, as applicable, please include more detail regarding the performance fee allocation that members of your sponsor are entitled to receive upon certain benchmark returns, including, but not limited to, the specific benchmarks and how the fee will be calculated.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on the following pages: cover, 1, 16, 69-70, 81, 82, 119, 123, 125 and 140 to include more detail regarding the performance fee allocation that members of the sponsor are entitled to receive upon certain benchmark returns, including, but not limited to, the specific benchmarks and how the fee will be calculated.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Waldencast Acquisition Corp.

Michel Brousset

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Paul Schnell

Michael J. Schwartz